Exhibit 99.1

June 29, 2016

 2016 Second Quarter Conference Call
Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) will hold a conference call on Thursday, July 28, 2016 at 8:00 a.m. PDT / 11:00 a.m. EDT to review the Company’s 2016 second quarter results. Joe Nemeth, President & Chief Executive Officer and Frank De Costanzo, Senior Vice President & Chief Financial Officer, will host the call.

The second quarter report will be released on Wednesday, July 27th after market close and will be available on the Reports page of Catalyst Paper’s website at catalystpaper.com/investors.

To participate in the conference call, please dial:

877-291-4570 (North America Toll Free) or
647-788-4919 (Greater Toronto Area and International)

Following the call, the earnings presentation and webcast will be archived on the Events and Presentations page of Catalyst Paper’s website at catalystpaper.com/investors.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

For more information, contact:

Eduarda Hodgins
Director, Organization Development & Communications
604-247-4369
eduarda.hodgins@catalystpaper.com